UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TScan Therapeutics, Inc.

(Name of Issuer)

Voting Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89854M101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 641,848
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 641,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 641,848
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 641,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 641,848
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 641,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS GV 2019, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 435,232
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 435,232
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS GV 2019 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 435,232
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 435,232
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS GV 2019 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 435,232
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 435,232
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,077,080
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,077,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,077,080
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,077,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 89854M101

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,077,080
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,077,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 89854M101

This Amendment No. 1 amends the statement on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the Securities and Exchange Commission (the “SEC”).

Item 1(a).	Name of Issuer.

TScan Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

830 Winter Street

Waltham, MA 02451

Item 2(a).	Name of Persons Filing.

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

GV 2019, L.P., a Delaware limited partnership (the “2019 Partnership”)

GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)

GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2019 Partnership, 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Voting Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number.

89854M101

CUSIP No. 89854M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)           Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this statement (this “Statement”) shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 31, 2023, the Reporting Persons may be deemed to beneficially own an aggregate 1,077,080 shares of the Issuer’s Voting Common Stock.

As of December 31, 2023, the 2017 Partnership was the direct beneficial owner of 641,848 of the shares of the Voting Common Stock described in the preceding paragraph. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2017 Partnership.

As of December 31, 2023, the 2019 Partnership was the direct beneficial owner of 435,232 shares of the Voting Common Stock described in the second paragraph of this Item 4(a). 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2019 Partnership.

CUSIP No. 89854M101

Additionally, as of December 31, 2023: (i) Alphabet Holdings was the sole managing member of both 2017 LLC and 2019 LLC; (ii) XXVI was the sole managing member of Alphabet Holdings; and (iii) Parent was the controlling stockholder of XXVI. As such, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities that are directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 1,077,080 shares of the Issuer’s Voting Common Stock.

Notwithstanding, the filing of this Statement shall not be construed as an admission that: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the “2017 Affiliates”), on the one hand, or (ii) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the “2019 Affiliates”), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any of the Issuer’s securities reported herein as beneficially owned by the other. The 2017 Affiliates and the 2019 Affiliates (each, an “Affiliate Group”) expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.

(b)           Percent of Class:

As of December 31, 2023, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 2.5% of the Issuer’s outstanding Voting Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 1.5%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 1.0%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; and (ii) 2.5%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 43,548,092 shares of the Issuer’s Voting Common Stock outstanding as of November 3, 2023 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2023, filed on Form 10-Q with the SEC on November 9, 2023.

(c)           Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)       Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	641,848
2017 GP	641,848
2017 LLC	641,848
2019 Partnership	435,232
2019 GP	435,232
2019 LLC	435,232
Alphabet Holdings	1,077,080
XXVI	1,077,080
Parent	1,077,080

CUSIP No. 89854M101

(iii)       Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iv)       Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	641,848
2017 GP	641,848
2017 LLC	641,848
2019 Partnership	435,232
2019 GP	435,232
2019 LLC	435,232
Alphabet Holdings	1,077,080
XXVI	1,077,080
Parent	1,077,080

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2017 Partnership, the 2019 Partnership, 2017 GP, and 2019 GP and (ii) limited liability company agreements of 2017 LLC and 2019 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

CUSIP No. 89854M101

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

Item 10 is not applicable.

CUSIP No. 89854M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2017, L.P.			GV 2019, L.P.

By:	GV 2017 GP, L.P., its General Partner		By:	GV 2019 GP, L.P., its General Partner
By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2019 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 9, 2024		Dated:	February 9, 2024

GV 2017 GP, L.P.			GV 2019 GP, L.P.

By: GV 2017 GP, L.L.C., its General Partner			By:	GV 2019 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 9, 2024		Dated:	February 9, 2024

GV 2017 GP, L.L.C.			GV 2019 GP, L.L.C.

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 9, 2024		Dated:	February 9, 2024

CUSIP No. 89854M101

ALPHABET HOLDINGS LLC		XXVI HOLDINGS INC.

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Assistant Secretary
Dated:	February 9, 2024	Dated:	February 9, 2024

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary
Dated:	February 9, 2024